UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GSE Systems, Inc.

(Name of Issuer)

Common stock, par value $.01 per share

(Title of Class of Securities)

36227K106

(CUSIP Number)

Ernest C. Mysogland

Spear Point Capital Management LLC

191 Post Road West

Westport, CT 06880

(203) 221-2641

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36227K106

1.	Names of Reporting Persons Spear Point Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 749,924

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 749,924

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 749,924

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.19%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36227K106

1.	Names of Reporting Persons Spear Point Capital Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 749,924

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 749,924

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 749,924

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.19%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36227K106

1.	Names of Reporting Persons Spear Point Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 749,924

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 749,924

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 749,924

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.19%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36227K106

1.	Names of Reporting Persons Rodney A. Bienvenu, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 749,924

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 749,924

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 749,924

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.19%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36227K106

1.	Names of Reporting Persons Trevor L. Colhoun

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 749,924

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 749,924

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 749,924

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.19%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36227K106

1.	Names of Reporting Persons Ernest C. Mysogland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 749,924

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 749,924

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 749,924

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.19%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36227K106

1.	Names of Reporting Persons Richard C. McKenzie, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 350,522

	8.	Shared Voting Power 217,911

	9.	Sole Dispositive Power 350,522

	10.	Shared Dispositive Power 217,911

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 568,433

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.18%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36227K106

1.	Names of Reporting Persons Seven Bridges Foundation, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 217,911

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 217,911

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 217,911

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.22%

14.	Type of Reporting Person (See Instructions) CO

The Reporting Persons filed a Schedule 13D relating to the Common Stock of the Issuer with the U.S. Securities and Exchange Commission on December 30, 2015 (the “Initial Schedule 13D”).  The Initial Schedule 13D was amended by Amendment No. 1 filed by the Reporting Persons on May 27, 2015.  The Initial Schedule 13D, as amended by Amendment No. 1, is hereby further amended by this Amendment No. 2 (this “Amendment”).  This Amendment is being filed by the Reporting Persons to furnish additional information and amend the items as set forth herein. All capitalized terms not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.         Purpose of Transaction

The Spear Point Group had acquired the shares of Common Stock for the purpose of obtaining a significant equity position in the Issuer, and for the possible purpose of exerting influence over the direction of the Issuer.  As previously reported, Spear Point Capital Management LLC and Richard C. McKenzie, Jr. have entered into a letter agreement (the “Participation Agreement”), pursuant to which Mr. McKenzie agreed to participate in the Spear Point Group and to support any activist campaign which Spear Point may have engaged in with the purpose of effecting changes in, or otherwise influencing, the management of the Issuer.  Due to recent changes in the management and composition of the Board of Directors of the Issuer, and due to restructuring efforts begun by the Issuer, Spear Point is supportive of the current direction of the Issuer.  None of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D.  Accordingly, the Reporting Persons have agreed to terminate their group, and have entered into an agreement terminating the Participation Agreement (the “Termination Agreement”), a copy of which is attached hereto as Exhibit D and incorporated herein by reference.  The letter attached as Exhibit E expresses Spear Point’s views on the Issuer.

Item 5.         Interest in Securities of the Issuer

(a)  Percentages referenced in this Item 5 were determined based on a total of 17,897,859 shares of Common Stock outstanding as of November 11, 2015, as reported by the Issuer on its most recent Quarterly Report on Form 10-Q, filed November 12, 2015.

Spear Point Capital Fund LP beneficially owns, and has sole voting power and sole disposition power over, 749,924 shares of Common Stock, representing an aggregate of 4.19% of the outstanding shares of Common Stock.  As general partner of Spear Point Capital Fund LP, Spear Point Capital Partners LLC has the sole voting power and sole disposition power over, and therefore, beneficial ownership of, shares of Common Stock owned by Spear Point Capital Fund LP.  By virtue of the relationships described under Item 2 of the Initial Schedule 13D, Spear Point Capital Management LLC and each of Messrs. Bienvenu, Colhoun and Mysogland may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the shares of Common Stock beneficially owned by Spear Point Capital Fund LP.

Seven Bridges beneficially owns, and has the sole voting power and sole disposition power over, 217,911 shares of Common Stock, representing an aggregate of 1.22% of the outstanding shares of Common Stock.  By virtue of the relationships described under Item 2 of the Initial Schedule 13D, Mr. McKenzie may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 217,911 shares of Common Stock owned by Seven Bridges. In addition, Mr. McKenzie beneficially owns, and has the sole voting power and sole disposition power over, 350,522 shares of Common Stock, representing an aggregate of 1.96% of the outstanding shares of Common Stock.

Following the Termination Agreement, none of the Reporting Persons has beneficial ownership of 5% or more of the Common Stock.

(b)  Following the Termination Agreement, each of the Reporting Persons has voting and dispositive power over their respective shares of Common Stock listed above in Item 5(a) and none of the Spear Point Reporting Persons has any shared voting or dispositive power over any shares of Common Stock held by any of the McKenzie Reporting Persons.  Each of the Reporting Persons disclaims beneficial ownership of shares solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

(c)  The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by the Reporting Persons in the Common Stock, during the past sixty days, which were all in the open market, are set forth in

Schedule II hereto and are incorporated by reference.

(d)  Not applicable.

(e)  Following the Termination Agreement, each of the Reporting Persons ceased to have beneficial ownership of 5% or more of the Common Stock.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The summary of the Termination Agreement set forth in Item 4 is incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits

A copy of the Termination Agreement is attached hereto as Exhibit D and incorporated herein by reference.  Attached as Exhibit E is the Spear Point letter referenced in Item 4 above.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 2015
Date

SPEAR POINT CAPITAL MANAGEMENT LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CAPITAL PARTNERS LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CAPITAL FUND LP

By:	Spear Point Capital Partners LLC
Its:	General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

/s/ Rodney A. Bienvenu, Jr.
Rodney A. Bienvenu, Jr.

/s/ Trevor L. Colhoun
Trevor L. Colhoun

/s/ Ernest C. Mysogland
Ernest C. Mysogland

/s/ Trevor L. Colhoun
Attorney-in-fact for Richard C. McKenzie, Jr.

SEVEN BRIDGES FOUNDATION, INC.

By:	/s/ Trevor L. Colhoun
Name:	Trevor L. Colhoun
Attorney-in-fact

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule II

Spear Point Capital Fund LP Transactions

Date of Transactions	Number of Shares Purchased/(Sold)	Price Per Share (including commissions, if any)
September 25, 2015	43	$1.59
September 28, 2015	100	$1.59
September 29, 2015	200	$1.59
September 30, 2015	4,000	$1.50
October 13, 2015	100	$1.48
October 30, 2015	1,200	$1.39
October 16, 2015	(3,300)	$1.35
October 20, 2015	(5,000)	$1.37
October 28, 2015	(100)	$1.33

Exhibit D

Termination Agreement

Spear Point Capital Management LLC

400 Poydras

New Orleans, LA 70130

November 23, 2015

Richard C. McKenzie, Jr.

Re:          Termination of Group Participation Agreement

Dear Mr. McKenzie:

Reference is made to that certain letter agreement (the “Group Participation Agreement”) dated December 29, 2014 between you (the “Investor”) and Spear Point Capital Management LLC (“Spear Point”).  Capitalized terms used herein and not otherwise defined are used with the meanings set forth in the Group Participation Agreement.

Under the Group Participation Agreement, Spear Point and the Investor formed a Group within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder with respect to their respective investments in GSE Systems, Inc. (“GVP”).

Under the Group Participation Agreement, Spear Point retained the discretion to terminate any Campaign with respect to GVP and to terminate the Group Participation Agreement.  Spear Point has determined that a Campaign is not desirable due to conditions and changes at GVP and hereby notifies the Investor of such determination.  Accordingly, the parties desire to terminate the Group Participation Agreement and the Group.

This letter agreement (this “Termination”) sets forth the terms and conditions pursuant to which the Investor and Spear Point agree to terminate the Group Participation Agreement and the Group.

Therefore, in consideration of the promises and mutual agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

1.             Termination of the Group Participation Agreement.  The Group Participation Agreement is hereby terminated.  The rights and obligations set forth in Sections 4, 5, 6(c), and 7 through and including 13 of the Group Participation Agreement survive this termination.

2.             Termination of Group.  The Group formed under the Group Participation Agreement is hereby terminated.  For the avoidance of doubt, Spear Point will no longer have any rights in or with respect to any GVP stock or other securities held by or which may be acquired after the date hereof by the Investor, including, without limitation, any rights to direct the disposition or voting of any stock or securities held by the Investor.

3.             Amended Schedule 13D.  As soon as reasonably practicable following the execution of this Termination, the parties will prepare, execute and file with the Securities and Exchange Commission an Amendment to the Schedule 13D that was originally filed on December 30, 2014, reflecting the termination of the Group.

4.             Miscellaneous.

(a)         Amendments and Waivers.  This Termination may be amended and the observance of any provision hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Investor and Spear Point.

(b)         Governing Law.  This Termination shall be governed and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws.

(c)          Further Assurances.  If requested by Spear Point, the Investor will immediately execute all certificates, agreements and other documents consistent with the terms of this Termination necessary or advisable to comply with applicable law or to effect the agreements set forth herein.

(d)         Survival of Representations and Warranties. All representations and warranties made by the Investor in this Termination shall survive the execution and delivery of this Termination, as well as any investigation at any time made by or on behalf of Spear Point.

(e)          Reliance. The Investor acknowledges and agrees that the Investor’s representations, warranties, acknowledgments and agreements in this Termination will be relied upon by Spear Point in determining whether to enter into and continue under this Termination.

(f)          Specific Performance.  The parties agree that irreparable damage would occur in the event that the Investor does not perform its obligations hereunder in accordance with the specific terms hereof or otherwise breaches this Termination.  It is accordingly agreed that Spear Point shall be entitled to an injunction or injunctions to prevent breaches of this Termination and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity.

(g)          Independent Contractors.  Notwithstanding anything to the contrary herein, the parties hereto are independent contractors and are not members, partners, employees, employers, officers, directors, attorneys, agents or representatives of the other party.

(h)         Entire Agreement; Non-Reliance; Disclaimer. This Termination supersedes and cancels all prior written or oral contracts, agreements, representations, warranties, covenants and/or understandings of the parties pertaining to the subject matter of this Termination, all of which are integrated and merged into this Termination.  This Termination constitutes the entire agreement and understanding among the parties pertaining to such subject matter and there are no contracts, agreements, representations, warranties, covenants and/or understandings among the parties other than as expressly set forth herein. The making, execution, and delivery of this Termination by the parties hereto have not been induced by any representations, warranties, statements, or agreements other than those expressed in this Termination or made by the Investor in any documents referred to or contemplated by this Termination.  The parties acknowledge and agree that no party has made any oral representations or warranties. Without limiting the foregoing, the Investor acknowledges and agrees that the only representations or warranties made to the Investor are those representations and warranties of Spear Point that are expressly set forth in this Termination, and that none of the Spear Point Affiliates has made any representations or warranties to the Investor.  Further, without limiting the foregoing, the Investor acknowledge and agree that none of Spear Point or any of its Affiliates has made any representations or warranties to the Investor with respect to any investment in GVP or the participation in the Group, including any representations or warranties regarding the suitability, risks, merits, likelihood of success, experience of Spear Point or its Affiliates, economic outcome, investment return, risk of loss, tax treatment or tax consequences, registration, liquidity or transferability, regulatory oversight, or any other matter. The Investor acknowledges and agrees that no representations or warranties are set forth in, intended or implied by any written materials provided to, or which may be provided to, the Investor by Spear Point or any of its Affiliates, and the Investor agrees that the Investor has not and will not infer any representations or warranties therefrom.  The Investor acknowledges and agrees that nothing contained in any such written materials constitutes legal, investment or tax advice.  Without limiting the foregoing, to the extent the Investor is, or becomes, a limited partner in the Fund, the Investor agrees that his rights and obligations with respect to such investment will be governed solely by the limited partnership agreement and other agreements related to such investment with the Fund or the General Partner, that this Termination does not amend the terms of such agreements, and that such agreements do not affect the terms set forth in this Termination.

(i)           Counterparts. This Termination may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

If the Investor is in agreement with the foregoing, please sign this Termination where indicated below and return such fully-executed counterpart to Spear Point.

Very truly yours,

Spear Point Capital Management LLC

/s/ Trevor Colhoun
By: Trevor Colhoun
Its: Managing Member

Accepted and Agreed:

Richard C. McKenzie, Jr.

/s/ Richard C. McKenzie, Jr.

Exhibit E

Spear Point Letter

Spear Point Capital Partners LLC

400 Poydras, Suite 2100

New Orleans, LA  70130

November 23, 2015

Re:  Outlook for GSE Systems, Inc. (NYSE: GVP)

GVP Highlights

Stock Currently Undervalued

•                  GSE Systems (“GVP” or the “Company”) represents a deep value investment opportunity with materializing growth potential and profitability.  Its current market price of $1.62/share(1) does not reflect fair market value in our opinion and is significantly lower than the $3.95/share we believe the Company could garner in a theoretical sale of the Company (see discussion below).

•                  GVP’s current enterprise value of $16.2 million(2) trades at an EV/Rev (ttm) of 0.29x.

•                  Net cash as of September 30, 2015 was $12.83 million, or $0.72/share.

•                  We project 2015 revenue will be $57.8 million, up 52% year-to-year and 8% year-to-year on a pro forma basis.

•                  At a reasonable valuation of 1x projected 2015 revenue (plus net cash), the Company would be worth approximately $3.95/share, or 144% above today’s market price.

New Management Focusing Business on Growth and Profitability

•                  The Company announced a reduction in expenses that should result in annual pre-tax savings of $5.0 million going forward.  To put that in perspective, the Company’s total operating expenses in the quarter ended September 30, 2015 were $4.05 million (excluding restructuring charges).

•                  Management is committed to reducing wasteful spending and to achieving profitability in the core business.

•                  The replacement cost of the Company’s core technology is extremely high.

•                  The Company has announced several significant wins:

•                  On August 28, 2015, the Company announced a $35 million three-year contract with major US power generation company

•                  On November 2, 2015, the Company announced over $4.6 million in additional new contracts

•                  In our conversations with the new management team, they bring a “start-up” mentality to a Company that happens to have $50+ million in revenue.

(1)  For this report’s purposes, current stock price is the closing price on November 20, 2015, which was $1.62/share.

(2)  Source: Yahoo Finance Key Statistics page, November 20, 2015

New Management Aligned with Shareholder Value Creation

•                  New Management and board changes

•                  Company has replaced the CEO and Chairman of the Board this year as well as added an impressive COO

•                  New compensation package aligns shareholder interest with management.  Clearly, new management and Board are focused on $6.00/share

Other Positive Factors

•                  Company has very high switching costs across its product lines and customers are generally tied to the Company for long periods of time.

•                  The nuclear and hydrocarbon power solutions provided by the Company require very deep levels of expertise and knowledge and are not easily replicated.

•                  The Company is an attractive M&A target for some of the larger players in the industry, especially as it approaches profitability and returns to growth.

The Case for Value at GSE Systems, Inc. (NYSE: GVP)

Overview

Over the last few quarters, GVP has initiated sweeping management and operational changes, which in turn has led to a leaner and more focused Company we believe is already creating growth and driving to profitability(3).  The Company delivers very sophisticated, mission critical products and services to the nuclear and hydrocarbon industries requiring high levels of industry specific knowledge and expertise.  This creates significant switching costs for existing customers and relatively high barriers to entry (or in Wall Street’s latest parlance, “moats”).  Competitors cannot just show up and say “let us run your nuclear plant”.  The global macro environment is showing improvement and experiencing a spate of M&A activity as larger players seek to improve their position in anticipation of future growth.  These factors, combined with vastly improved business fundamentals and a high energy, visionary and articulate management team, drive us to believe GVP is poised to deliver growth and shareholder value creation in the coming 24 months.

Things were not always so.  At Spear Point, we focus on deep value small cap stocks, generally with a strong balance sheet but underperforming operations.  We then take a position in a company and proceed to work with management and the Board to unlock the value of both the balance sheet and the operations.   This sometimes takes the form of a contentious public debate, but more frequently, it involves behind-the-scenes discussions with the Board and Management.  Our relationship with GVP falls squarely into the latter.

In our latest 13D filing on May 27, 2015, Spear Point and other investors participating in Spear Point’s group reported holding a total of 6.93% the common stock of GVP(4).  Since that time, the Company has made significant changes in both the Board and key management.  In addition, the Company has taken meaningful steps towards creating growth and profitability.  With these changes in place, we are confident the Company is on a path to better days.  Therefore, we have decided to dissolve our group as we currently have no plans to engage with the Board and management to promote change and see our filing as a potential distraction.

GVP should Benefit from Improving Macro Environment

Following the Fukishima disaster on March, 11, 2011, the nuclear industry was left for dead.  The Company was particularly hard hit by the loss of customers in Germany and Japan.  Since that time however, concerns about the global reliance on hydrocarbon based power as well as concerns of population growth, poverty reduction, and greenhouse gas emissions has shifted interest back to nuclear.  On November 12, 2015, the Nuclear Regulation Authority stated various Japanese power companies have filed with the NRA to restart 26 Japanese reactors(5).  All of this should buoy GVP’s business in the coming years and somewhat represents a return to “normal”.  That said, there are many people betting on a nuclear renaissance.  According to an article in Forbes dated October 2, 2015:

“China’s plan to build 400 new nuclear reactors by mid-century means a huge market for any company dedicated to design and build next-generation reactors….

(3)   CEO Kyle Loudermilk: “Through these areas of focus, we feel that we can serve the global power and process industries most effectively, resulting in profitable revenue streams for the long-term. At the same time, we’re exploring new adjacent markets that offer sustainable, profitable growth potential.” http://seekingalpha.com/article/3681806-gse-systems-inc-s-gvp-ceo-kyle-loudermilk-on-q3-2015-results-earnings-call-transcript?part=single

(4)   Spear Point Amendment No. 1 to Schedule 13D filed May 27, 2015 http://www.sec.gov/Archives/edgar/data/944480/000110465915041027/a15-12813_1sc13da.htm

(5)   http://www.nei.org/News-Media/News/Japan-Nuclear-Update

Bill Gates has long understood the essential role of reliable power in eradicating global poverty, and its evil stepchildren war and terrorism, and decided that nuclear was the best long-term solution for base load power.”

We encourage anyone interested in GVP to watch this video featuring Bill Gates (http://www.theatlantic.com/video/index/410029/the-company-determined-to-fix-nuclear-energy/?utm_source=BI)(6).  The bottom line: if Gates and his team are right, we believe GVP will be a great long-term beneficiary of these trends, either as a stand-alone business or as a strategic acquisition for the 800 lb. gorillas participating in the industry (e.g. Honeywell — NYSE: HON).

As the potential for global nuclear power industry growth emerges, M&A activity has begun to accelerate.  For example, on November 17, 2015, Atkins plc announced, as part of its plans for global expansion in its energy technology group over the coming years, that it agreed to acquire the Projects, Products and Technology segment of EnergySolutions (“PP&T”), an international nuclear engineering services business for $318 million(7).  For the year ended December 31, 2014, PP&T reported revenue of $281.4 million.  Therefore, the transaction is valued at 1.13x revenue.

Earlier this year, using the tactic known as a “reverse merger”, France’s Scheider Electric (Paris: SU) merged its industrial technology assets with UK software company Aveva(8) (LSE: AVV) to create a new publicly traded, broad ranging industrial technology company with significant nuclear and hydrocarbon power plant customers.

We are not suggesting GVP is “in play” or that Spear Point has made our investment in the hope of the Company getting acquired.  We believe the Company has regained a fundamentally sound operating posture and is poised for growth and profitability in the coming years.  This should eventually drive significant shareholder value in and of itself.  However, at +$55 million in revenue AND a healthy bottom line, GVP could find itself being pursued by any number of larger companies looking for an undervalued, strategic acquisition that would be immediately accretive to the buyer.  Assuming a theoretical strategic transaction at a 1x multiple on projected 2015 total revenue of $57.8 million, plus net cash of $12.83 million, GVP would be sold for $3.95/share.  This represents a 144% premium to the close of $1.62/share on November 20, 2015.  So to restate, Spear Point believes GVP has turned a corner operationally, and combined with energetic new leadership, is poised for organic growth and profitability.  We also like the idea of a “call option” in an M&A scenario as the market continues consolidate globally.

Despite these valuable strategic factors, as well as the significant improvements of the Company’s top and bottom lines detailed below, the market continues to value the business at a paltry $29.0 million market capitalization and an enterprise value of $16.2 million(9).

(6)  Another video is from The Wall Street Journal ECO:nomics conference (https://www.youtube.com/watch?v=IsRlN1oDm60 ).  Although it is from 2002 and clocks in at over 47 minutes, we believe it is well worth the time.

(7)  http://www.atkinsglobal.com/~/media/Files/A/Atkins-Corporate/group/financial-news/2015/2015-11-17.pdf

(8)  Source: Reuters, July 20, 2015  http://www.reuters.com/article/2015/07/20/us-aveva-group-m-a-schneider-idUSKCN0PU0G72015072

(9)  Total cash and equivalents of $16.4 million, or $0.91 per diluted share, including $3.5 million of restricted cash.  Backing out restricted cash yields a net available cash value of $12.83 million, or $0.72/share.  Market capitalization at the market close on November 20, 2015 was $29.0 million.

New Management Driving Towards Profitability and Growth

In August 2015, the Company named Kyle Loudermilk President and CEO and Chris Sorrells as the Interim COO(10).  Within the first three months, the new management team announced sweeping changes to the business designed to aggressively move the Company towards greater profitability and implement Company-wide best practices.  According to the Company, these changes should result in $1 million in pre-tax savings in the fourth quarter of 2015 and will result in annual pre-tax cash savings going forward of approximately $5.0 million(11).

On August 28, 2015, the Company’s Hyperspring division announced a three-year on-call services contract for up to $35 million from the Tennessee Valley Authority (“TVA”).  Hyperspring provides professional plant support services to a variety of power generation facilities throughout the United States and continues to perform nicely.

In the nine months ended September 30, 2015, Hyperspring accounted for $15.7 million in revenue, or an average of approximately $5.2 million per quarter.  This compares to $13.0 million of revenue through the first nine months of 2014(12), or $4.3 million per quarter.  This represents growth of 21% year over year and we expect the fourth quarter to be near the same growth trajectory.  Therefore, we estimate Hyperspring will generate revenue of approximately $20.9 million for the full year(13).

For the first time since 2012, the Company’s other reporting unit, Performance Improvement Solutions (or “PI”), should also post growth for the full year.  In the nine month period ended September 30, 2015, the PI division had revenue of $26.9 million compared with $24.8 in the year ago period, or an increase of 8.5%(14).  For the full year 2015, we project PI will report $36.9 million in revenue, bringing the Company’s projected total combined revenue to $57.8 million.  This would be the highest annual revenue number the Company has posted since the $55.7 million reported in 2000.  This number is skewed by the acquisition of Hyperspring in November of 2014.  As the following chart shows, on a pro forma basis, the growth in total revenue would be a much more modest 8%.

(10)  In addition to changes of the CEO and COO, the Company also announced the resignation of long-time chairman Jerome “Jerry” Feldman.

(11)  Source: Yahoo Finance http://finance.yahoo.com/news/gse-systems-announces-2015-third-210500963.html

(12)  GSE Systems press release dated November 17, 2014 http://www.gses.com/images/426/GSE-Systems-Acquires-Hyperspring-LLC-and-Interest-in-IntelliQlik-LLC.pdf

(13)  We note Hyperspring revenue is relatively low margin, however, as it is generally billable hours, the majority of gross profit flows to the bottom line.

(14)  GSE Systems 10Q for the period ended September 30, 2015, page 37 http://www.sec.gov/Archives/edgar/data/944480/000094448015000078/form10q.htm#Item2

GVP Pro Forma Revenue by Business Segment*

*The 2014 column details pro forma revenue had the Hyperspring acquisition occurred on January 1, 2014.  The 2015 column details actual revenue by business segment through September 30, 2015 PLUS Spear Point’s business segment projections through December 31, 2015.

Not only has the Company reversed revenue declines and begun growing again, the new management team has moved to streamline the cost side of the business.  On August 29, 2015, the Company announced a series of cost reductions designed to streamline operations and improve profitability.  As noted earlier, the Company stated these actions should result in annual pre-tax cost saving of $5.0 million per year.  Not an insignificant amount when you consider Total Operating Expenses in the quarter ended September 30, 2015 were $4.053 million (not including a $1.6 million restructuring charge).

The following chart depicts two welcome trends — higher revenue and lower cost.

*2015 numbers include actuals through September 30, 2015 and Spear Point’s projections of $10 million in Performance Improvement Solutions revenue and $5.2 million in Staff Augmentation revenue for Q4 2015

Management Compensation Aligned with Shareholder Value

On July 30, 2015, the Company released an 8-K filing detailing Mr. Loudermilk’s compensation package.  His base salary was set at $350,000, plus an annual bonus of 50% of base provided certain goals are achieved for the period.  All pretty standard stuff.  However, the non-cash compensation component caught our eye.  Per the 8-K: “Mr. Loudermilk was also granted 850,000 performance-restricted stock units (“RSUs”) upon signing of the agreement, the terms of which are described in a Restricted Share Unit Agreement (the “Grant”).  The Grant provides that the RSUs are payable in shares of the Corporation’s common stock, subject to vesting based on the volume weighted average price (“VWAP”) of the Corporation’s common stock…”(15)

The filing then presents the following table:

Mr. Loudermilk stands to make a sizable amount should the stock price e $6.00/share during his tenure, and obviously much more if it continues to climb.  However, in return shareholders would see the value of their Company increase to $107 million in market capitalization, a 257% increase from today’s value.

(15)  Emphasis ours

Of critical importance in our opinion, Mr. Loudermilk does not receive RSUs in the Company until he delivers significant shareholder value.  In other words, unlike so many CEOs, he doesn’t get a significant stake in the business for simply showing up for work every day.  Hats off to the Board for putting together a compensation plan that strives to balance fair compensation with upside potential tied to shareholder value creation.

That was the “steak”, now where’s the “sizzle”?

The Company clearly seems to have regained its footing and seems to be headed in the right direction.  But we believe the new management team has a vision reaching beyond the Company’s historical boundaries.  GVP was born as a services business targeted at the highly defensible nuclear energy niche business.  In the last few years it has looked to hydrocarbon power plants as a source of additional growth.  However, over the years, the Company has also developed leading technology solutions for solving its customers’ needs (e.g. simulation technology for managing nuclear power plants that rivals the most sophisticated video games).  Despite this heavy technology footprint, the Company has always thought of itself and acted like a services Company.  This includes the people who were chosen to lead it, the way it priced its services and it the way it reported sales.

However, it appears the Company has set its sights on the more lucrative and scalable technology side of its business.  In our discussions with management, they expressed a desire to create the industrial technology Company for the power generation industry.  Rather than selling services that happen to include technology solutions, the Company intends to invert that equation over the coming years — a technology company that happens to provide services.

Although the difference may seem minor, the potential for value creation is not.  Successful technology oriented businesses boast significant recurring revenue streams and become deeply imbedded in their customer’s business processes.  This gives them strong barriers to entry due to higher switching costs for their customers, and therefore, greater pricing power.  Aspen Technology, Inc. (NASDAQ: AZPN) and MicroStrategy Inc. (NASDAQ: MSTR) are two good examples of this model.  Not coincidentally, they also happen to be former employers of GVP’s new CEO.

Like a struggling college football team, where a new coach marshals existing “assets” to seemingly create a powerhouse from heretofore mediocrity (e.g. Nick Saban becoming head coach of both LSU and Alabama), we believe the new management team led by Mr. Loudermilk has the potential to do the same for GVP.  We are not arguing Mr. Loudermilk is a Coach Saban, but we firmly believe he has the potential to become one.  He appears to be disciplined about cost control and spending, focused on areas of competitive advantage where additional value can be created, and is highly energetic and articulate.  He also has a vision of building on his successful background to transform GVP from a sleepy services firm to a dominant, niche industrial technology business.

GVP has great barriers to entry, extremely high levels of industry and institutional knowledge, a very large base of current customers, and mission critical software solutions that once installed become extremely difficult to dislodge or replace.  And Mr. Loudermilk isn’t starting from zero.  The Company boasts an existing, high value technology firm hiding within a services shell that in our opinion receives zero value.  After meeting him in the Company’s offices in Maryland a few months ago, our opinion was he was instilling the best of a “start-up” culture in a Company that happens to have more than $50 million in revenue.

Whereas technology firms with high switching costs and recurring revenue routinely trade at multiples of revenue (e.g. ERP, industrial technology, security technology, etc.), GVP languishes at an Enterprise

Value/Revenue multiple of 0.28x ($16.2 million/Spear Point projected 2015 revenue of $57.8 million).  The mark of a valuable industrial technology company is relatively high recurring revenue and very high customer renewal rates.  We think GVP has extremely high customer retention and it has some measure of high value, recurring revenue.  Although the Company has not broken out the recurring component of their annual revenue, COO Chris Sorrells stated in a conversation the Company agrees with our contention that recurring revenue is valuable and could become a bigger part of the value story for GVP in the future as it grows the core technology aspects of its business.  As such, we have asked management to consider breaking out revenue type as well as segment at some point in the future.

Bottom line in our view: GVP has turned the corner on a much needed reorganization and is now led by a visionary management team that appears capable of executing that vision with a sense of urgency.  The changes in the last few months alone should drive the Company towards profitability in 2016 and beyond.  Furthermore, the hidden gem lies in the fact this is a highly defensible niche technology Company that heretofore has not acted like one and has not been valued like one.  By focusing on areas of historical expertise and delivering high value solutions with significant recurring revenue, GVP can become a dominant player as a provider of mission critical technology solutions in the power generation industry and create significant value for shareholders.  We would be remiss if we failed to reiterate GVP would make a compelling strategic acquisition for any number of mid-size and large market participants.

Spear Point Capital Partners LLC

/s/ Rodney A. Bienvenu, Jr.
By: Rodney A. Bienvenu, Jr.
Its: Managing Member

Notice and Disclaimer:

References to “Spear Point” or “we,” “us” or “our” are references to Spear Point Capital Partners LLC together with its affiliates. As of the publication date of this letter, Spear Point has a long position in and may own options on the stock of the Company and stands to realize gains in the event that the price of the stock increases.  On or after the date hereof, Spear Point may transact in the securities of the Company. All content in this letter represent the opinions of Spear Point. Spear Point has obtained all information herein from sources it believes to be accurate and reliable. However, such information is presented “as is”, without warranty of any kind — whether express or implied. Spear Point makes no representation, express or implied, as to the accuracy, timeliness, or completeness of any such information or with regard to the results obtained from its use. All expressions of opinion are subject to change without notice, and Spear Point does not undertake to update or supplement this letter or any information contained herein. This document is for informational purposes only and it is not intended as an official confirmation of any transaction. All market prices, data and other information are not warranted as to completeness or accuracy and are subject to change without notice. The information included in this document is based upon selected public market data and reflects Spear Point’s views as of this date, all of which are accordingly subject to change. Spear Point’s opinions and estimates constitute a judgment and should be regarded as indicative, preliminary and for illustrative purposes only. Any investment involves substantial risks, including, but not limited to, pricing volatility, inadequate liquidity, and the potential complete loss of principal. This letter’s estimated fundamental value only represents an estimate of the potential fundamental valuation of a specific security, and is not expressed as, or implied as, assessments of the quality of a security, a summary of past performance, or an actionable investment strategy for an investor. This document does not in any way constitute an offer or solicitation of an offer to buy or sell any investment, security, or commodity discussed herein or of any of the affiliates of Spear Point. Also, this document does not in any way constitute an offer or solicitation of an offer to buy or sell any security in any jurisdiction in which such an offer would be unlawful under the securities laws of such jurisdiction. To the best of Spear Point’s abilities and beliefs, all information contained herein is accurate and reliable. Spear Point reserve the rights for their affiliates, members, officers, and employees to hold cash, long, short or derivative positions in any company discussed in this document at any time. As of the original publication date of this document, investors should assume that Spear Point have positions in financial derivatives that reference this security and stand to potentially realize gains in the event that the market valuation of the company’s common equity is higher than prior to the original publication date. These

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